
03024238

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
181
SECTION

June 27, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended
File No. 82-34729

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated June 27, 2003 – Legacy Hotels Real Estate Investment Trust To Release Second Quarter Earnings

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: 
Terence P. Badour
Executive Vice President and
General Counsel

Enclosures

cc: Terence P. Badour, Esq.
Sari L. Diamond, Esq.
Robert P. Freeman, Esq.

File Number: 82-34729



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST TO RELEASE SECOND QUARTER EARNINGS

TORONTO, June 27, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its second quarter earnings on July 22, 2003 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-695-5806 or 1-800-273-9672. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on July 22, 2003 through to 3:30 p.m. on July 29, 2003. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 1442412.

A live audio webcast of this conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

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Contact: Chantal Nappert
Investor Relations
Tel: 866-627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca